SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A.

(Provida Pension Fund Administrator)

(Name of Issuer)

SHARES OF COMMON STOCK, WITHOUT PAR VALUE

(Title of Class of Securities)

020304634

(CUSIP Number)

AMERICAN DEPOSITARY SHARES (ADS) EACH REPRESENTING

FIFTEEN (15) SHARES OF COMMON STOCK, WITHOUT PAR VALUE

(Title of Class of Securities)

00709P108

(CUSIP Number)

Matthew Ricciardi

MetLife, Inc.

1095 Avenue of the Americas

New York, New York 10036

(212) 578-2675

November 14, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 020304634	13D

1.	Names of reporting persons MetLife, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 308,928,816
	9.	Sole dispositive power 0
	10.	Shared dispositive power 308,928,816
11.	Aggregate amount beneficially owned by each reporting person 308,928,816
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 93.2%
14.	Type of reporting person (see instructions) CO, HC

CUSIP No. 020304634	13D

1.	Names of reporting persons MetLife Chile Acquisition Co. S.A.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF, WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Chile
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 308,928,816
	9.	Sole dispositive power 0
	10.	Shared dispositive power 308,928,816
11.	Aggregate amount beneficially owned by each reporting person 308,928,816
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 93.2%
14.	Type of reporting person (see instructions) CO

This Amendment No. 3 is being filed by MetLife, Inc. (“MetLife”), and its indirect wholly-owned subsidiary, MetLife Chile Acquisition Co. S.A. (“Purchaser,” and collectively with MetLife, the “Reporting Persons”) with respect to the Common Shares, without par value (collectively, the “Common Shares,” and each a “Common Share”) of Administradora de Fondos de Pensiones Provida S.A. (the “Company”), and it hereby amends the statement of beneficial ownership on Schedule 13D originally filed on October 11, 2013, as amended on March 21, 2014 and August 28, 2014 (collectively with this Amendment No. 3, the “Schedule 13D”). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby amended and restated as follows:

This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by MetLife, a Delaware corporation, and its indirect wholly-owned subsidiary, Purchaser, a Chilean closed corporation (sociedad anónima cerrada). MetLife’s executive offices are located at 200 Park Avenue, New York, New York 10166. Purchaser’s executive offices are located at Agustinas 640, piso 18, Santiago, Región Metropolitana, Chile.

MetLife, through its subsidiaries and affiliates, is a global provider of life insurance, annuities, employee benefits and asset management. Purchaser was formed by MetLife for the purpose of acquiring up to 100% of the outstanding Common Shares and ADSs and does not engage in any other business activities.

The name, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and place of citizenship of each executive officer and director of MetLife and Purchaser are set forth on Schedules I and II attached hereto and are incorporated herein by reference.

To the best knowledge of MetLife and Purchaser, none of MetLife, Purchaser or any of the persons listed in Schedules I and II have been, during the past five (5) years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following:

In accordance with Chilean law, no funds or other consideration were required in connection with the October 31, 2014 assignment of 171,023,573 Common Shares by Inversiones Previsionales S.A. (“Inversiones Previsionales”), an indirect wholly-owned subsidiary of MetLife, to Purchaser. The Reporting Persons paid an aggregate of U.S. $10,193,148.34 for the Common Shares and ADSs acquired in connection with the other transactions described herein in Item 5 (c), which was funded through MetLife and its subsidiaries’ existing cash balances.

Item 4. Purpose of Transactions

Item 4 is hereby amended and supplemented by adding the following:

On November 14, 2014, Purchaser, Inversiones MetLife Holdco Dos Limitada (“Holdco 2”), Inversiones MetLife Holdco Tres Limitada (“Holdco 3”) and MetLife Chile Inversiones Limitada (collectively with Purchaser, Holdco 2 and Holdco 3, the “Merger Agreement Parties”) entered into a merger agreement with respect to the Company (the “Merger Agreement”). Pursuant to the Merger Agreement, subject to the satisfaction or waiver of certain conditions, the Merger Agreement Parties agreed to merge the Company with and into Purchaser, with Purchaser being the surviving entity (the “Transaction”). Under the terms of the Transaction, shareholders of the Company are expected to receive one (1) share of Purchaser common stock, without par value, for each Common Share that they own; however, shareholders of the Company who (i) vote against the Transaction at the Company’s special shareholders’ meeting, or (ii) have not attended such meeting but indicate afterward their disagreement with the Transaction by delivering a written notice to the Company, may exercise withdrawal rights and receive a cash payment in lieu of Purchaser common stock, provided that, in each of cases (i) and (ii), such shareholders send to the Company a written notice of their objection to the Transaction and expressly declare their intention to withdraw from the Company within 30 calendar days from the date on which the Transaction is approved. Such cash payment per share will be equivalent to the weighted average of the sales prices per share for the Common Shares as reported on the Chilean Exchanges for the 60-trading day period that is between the 90th trading day and the 30th trading day preceding the special shareholders’ meeting. If, because of the volume, frequency, number and diversity of the buyers and sellers, the Chilean Superintendency of Securities determines that the Common Shares are not actively traded on a stock exchange, the price paid per share to the dissenting shareholder shall be the book value per share. Book value per share for this purpose shall be equal to the paid capital of the Company plus (x) reserves and (y) profits, less losses; divided by the total number of outstanding shares, whether fully paid or not. For the purpose of making this calculation, the most recent available consolidated statements of financial position is used, as adjusted to reflect inflation up to the date of the special shareholders’ meeting. As a condition to the consummation of the Transaction, Purchaser would register its common stock under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act (together with the Securities Act, the “Acts”). In addition, Purchaser is expected to register its common stock under the Chilean Securities Market Law (Ley de Mercado de Valores) and list such common stock on the Chilean Exchanges. Upon consummation of the Transaction, the Common Shares would be extinguished, would cease to be listed on the Chilean Exchanges and would cease to be registered under the Acts. The Transaction is subject to the satisfaction or waiver of certain conditions, including the (i) authorization by the Chilean Pension Funds Superintendency and (ii) approval of the Transaction by the shareholders of each of the Company and Purchaser. Since Purchaser is the direct record owner and has shared voting and dispositive power with respect to 308,928,816 Common Shares (including those held in ADS form), representing approximately 93.2% of the outstanding Common Shares, and MetLife indirectly owns 100.0% of the shares of Purchaser, and each of Purchaser and MetLife intend to vote in favor of the Transaction at the special shareholders’ meetings of the Company and Purchaser, respectively, approval of the Transaction by the shareholders of each of the Company and Purchaser is assured.

The foregoing description of the Merger Agreement is a summary and qualified in its entirety by the terms of the Merger Agreement, a copy of which has been translated from Spanish to English and is filed herewith as an exhibit to this Schedule 13D, and which is incorporated herein by reference.

The Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of the Company, a merger or other extraordinary transaction involving the Company, a change to the present board of directors of the

Company, a change to the present capitalization or dividend policy of the Company, the delisting of the Company’s securities from the Chilean Exchanges, and a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. One or more of the Reporting Persons are expected to take actions in furtherance of the Transaction.

All of the Reporting Persons’ interest in the Company is expected to be held in the form of Common Shares in Chile. The Reporting Persons will continue to take steps to surrender all of the ADSs owned by the Reporting Persons to the ADS Depositary, in accordance with the Deposit Agreement, in exchange for the Common Shares represented thereby.

The Reporting Persons may at any time, or from time to time, acquire additional Common Shares, propose, pursue, choose not to pursue or terminate the Transaction, amend the terms of the Merger Agreement, including, among other things, the conditions of the Transaction, take any action in or out of the ordinary course of business to facilitate or increase the likelihood of consummation of the Transaction, otherwise seek control or seek to influence the management and policies of the Company, or change their intentions with respect to any such matters.

Except as set forth in this Schedule 13D (including any information incorporated by reference) and in connection with the transactions described in this Schedule 13D, none of the Reporting Persons has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 (a, b) is hereby amended and restated as follows:

(a, b) Since and including August 28, 2014, MetLife has acquired 1,658,043 Common Shares, as described in Item 5 (c) below. Purchaser is the direct record owner and has shared voting and dispositive power with respect to 308,928,816 Common Shares (including those held in ADS form), representing approximately 93.2% of the outstanding Common Shares. MetLife may be deemed to beneficially own and have shared voting and dispositive power with respect to 308,928,816 Common Shares (including those held in ADS form), representing 93.2% of the issued and outstanding Common Shares, which are the Common Shares held by its indirect wholly-owned subsidiary, Purchaser.

Item 5 (c) is hereby amended and supplemented by adding the following:

(c) On October 31, 2014, Inversiones Previsionales was dissolved, and as a consequence of such dissolution, its 171,023,573 Common Shares were assigned to Purchaser in exchange for no funds or consideration in accordance with Chilean law. The table below sets forth the other transactions in Common Shares since August 28, 2014 by the Reporting Persons. Except as otherwise indicated below, all such transactions were open market purchases of Common Shares on the Chilean Stock Exchanges in Chilean pesos by Purchaser. The amounts reported in the “Daily Weighted Average Price Per Common Share” column below reflect a weighted average price for the Common Shares purchased or sold on the particular day. Certain Common Shares were purchased in multiple transactions on one day, each at a price within the range of prices set forth in the “Daily Range of Prices” column below. MetLife undertakes to provide to the Staff of the Securities and Exchange Commission, upon request, additional details regarding the number of Common Shares purchased or sold, as applicable, within the range of prices set forth below.

Date of Transaction	Number of Common Shares Purchased		Daily Weighted Average Price Per Common Share (U.S. $)*		Daily Range of Prices (U.S. $)*
9/24/14	925		6.1679	**	6.1679	**
9/25/14	902		6.1531	**	6.1531	**
9/26/14	43,581		6.1508	**	6.1508	**
9/26/14	494,085	***	6.1476		6.1476
9/26/14	1,117,740	***	6.1476		6.1476
9/26/14	810	***	6.1476		6.1476

*	Prices do not include broker commissions.
**	Reported prices reflect conversion into U.S. dollars based upon the Chilean peso/U.S. dollar exchange ratio at close for such date (as reported by Bloomberg L.P.).
***	Privately negotiated purchases of ADSs in U.S. dollars.

As a result of the above-described transactions, MetLife currently indirectly owns 308,928,816 Common Shares (including 1,612,635 Common Shares represented by ADSs) representing approximately 93.2% of the outstanding Common Shares.

The information set forth under Item 6 of this Schedule 13D is incorporated herein by reference.

Item 5 (e) is hereby amended and supplemented by adding the following:

(e) On October 31, 2014, Inversiones Previsionales ceased to be a beneficial owner of Common Shares when, as a consequence of Inversiones Previsionales’s dissolution, it assigned its 171,023,573 Common Shares to Purchaser in exchange for no funds or consideration in accordance with Chilean law. Accordingly, Inversiones Previsionales is no longer a Reporting Person for purposes of this Schedule 13D. MetLife and Purchaser (subject to the terms of the Merger Agreement) will continue as Reporting Persons for purposes of this Schedule 13D to the extent required by applicable law.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following:

The information set forth under Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

On September 26, 2014, Purchaser entered into an American Depositary Share Purchase Agreement (“CIBC Purchase Agreement 2”) with CIBC World Markets Inc., pursuant to which Purchaser acquired 494,085 Common Shares (represented by 32,939 ADSs) in exchange for an aggregate of U.S. $3,037,436.95 in cash, or U.S. $6.1476 per Common Share.

On September 26, 2014, Purchaser entered into an American Depositary Share Purchase Agreement (“Rangeley Purchase Agreement 3”) with Rangeley Capital Partners, LLC, pursuant to which Purchaser acquired 1,117,740 Common Shares (represented by 74,516 ADSs) in exchange for an aggregate of U.S. $6,871,417.42 in cash, or U.S. $6.1476 per Common Share.

On September 26, 2014, Purchaser entered into an American Depositary Share Purchase Agreement (“Lichtenstein Purchase Agreement 3”) with Andrew Lichtenstein, Inc., pursuant to which Purchaser acquired 810 Common Shares (represented by 54 ADSs) in exchange for an aggregate of U.S. $4,979.56 in cash, or U.S. $6.1476 per Common Share.

The descriptions above of the CIBC Purchase Agreement 2, the Rangeley Purchase Agreement 3 and the Lichtenstein Purchase Agreement are summaries and qualified in their entirety by the terms of such agreements, copies of which are filed herewith as exhibits to this Schedule 13D, and which are incorporated herein by reference.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any third persons with respect to Common Shares or ADSs.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated as follows:

Exhibit No.	Title

1	Transaction Agreement, dated as of February 1, 2013, by and among Banco Bilbao Vizcaya Argentaria S.A., BBVA Inversiones Chile S.A., MetLife, Inc. and MetLife Chile Acquisition Co. S.A. (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO-T filed by MetLife Chile Acquisition Co. S.A. with the U.S. Securities and Exchange Commission on August 6, 2013).

2	Share Purchaser Joinder Agreement to the Transaction Agreement by and among Banco Bilbao Vizcaya Argentaria S.A., BBVA Inversiones Chile, MetLife and MetLife Chile Acquisition Co. S.A., dated as of March 12, 2013 (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO-T filed by MetLife Chile Acquisition Co. S.A. with the U.S. Securities and Exchange Commission on August 6, 2013).

3	Joint Filing Agreement, dated October 11, 2013, by and between MetLife, Inc., MetLife Chile Acquisition Co. S.A. and Inversiones Previsionales S.A.

4	Resolution of the Board of Directors of MetLife Chile Acquisition Co. S.A. evidencing authority to sign of the Authorized Representative, dated October 9, 2013. (English translation)

5	Resolution of the Board of Directors of Inversiones Previsionales S.A. evidencing authority to sign of the Authorized Representative, dated October 9, 2013. (English translation)

6	American Depositary Share Purchase Agreement, dated as of March 28, 2014, by and between Little Oak Asset Management, LLC and MetLife Chile Acquisition Co. S.A.

7	American Depositary Share Purchase Agreement, dated as of March 31, 2014, by and between CIBC World Markets Inc. and MetLife Chile Acquisition Co. S.A.

8	American Depositary Share Purchase Agreement, dated as of May 16, 2014, by and between Rangeley Capital Partners, L.P. and MetLife Chile Acquisition Co. S.A.

9	American Depositary Share Purchase Agreement, dated as of August 22, 2014, by and between Rangeley Capital Partners, L.P. and MetLife Chile Acquisition Co. S.A.

10	Resolution of the Board of Directors of MetLife Chile Acquisition Co. S.A. evidencing authority to sign of the Authorized Representative, dated August 26, 2014. (English translation)

11	Resolution of the Board of Directors of Inversiones Previsionales S.A. evidencing authority to sign of the Authorized Representative, dated August 26, 2014. (English translation)

12	American Depositary Share Purchase Agreement, dated as of September 26, 2014, by and between CIBC World Markets Inc. and MetLife Chile Acquisition Co. S.A.*†

13	American Depositary Share Purchase Agreement, dated as of September 26, 2014, by and between Rangeley Capital Partners, LLC and MetLife Chile Acquisition Co. S.A.*†

14	American Depositary Share Purchase Agreement, dated as of September 26, 2014, by and between Andrew Lichtenstein, Inc. and MetLife Chile Acquisition Co. S.A.*†

15	Merger Agreement of Administradora de Fondos de Pensiones ProVida S.A. into MetLife Chile Acquisition Co. S.A., dated as of November 14, 2014, by and among MetLife Chile Acquisition Co. S.A., Inversiones MetLife Holdco Dos Limitada, Inversiones MetLife Holdco Tres Limitada and MetLife Chile Inversiones Limitada. (English translation)*†

*	Filed herewith.
†	Schedules have been omitted. MetLife hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

Dated as of: November 17, 2014

MetLife, Inc.

By:	/s/ William J. Wheeler
	Name:	William J. Wheeler
	Title:	President, Americas

MetLife Chile Acquisition Co. S.A.

By:	/s/ Robert Einstein
	Name:	Robert Einstein
	Title:	Authorized Representative

Exhibit Index

Exhibit No.	Title

1	Transaction Agreement, dated as of February 1, 2013, by and among Banco Bilbao Vizcaya Argentaria S.A., BBVA Inversiones Chile S.A., MetLife, Inc. and MetLife Chile Acquisition Co. S.A. (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO-T filed by MetLife Chile Acquisition Co. S.A. with the U.S. Securities and Exchange Commission on August 6, 2013).

2	Share Purchaser Joinder Agreement to the Transaction Agreement by and among Banco Bilbao Vizcaya Argentaria S.A., BBVA Inversiones Chile, MetLife and MetLife Chile Acquisition Co. S.A., dated as of March 12, 2013 (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO-T filed by MetLife Chile Acquisition Co. S.A. with the U.S. Securities and Exchange Commission on August 6, 2013).

3	Joint Filing Agreement, dated October 11, 2013, by and between MetLife, Inc., MetLife Chile Acquisition Co. S.A. and Inversiones Previsionales S.A.

4	Resolution of the Board of Directors of MetLife Chile Acquisition Co. S.A. evidencing authority to sign of the Authorized Representative, dated October 9, 2013. (English translation)

5	Resolution of the Board of Directors of Inversiones Previsionales S.A. evidencing authority to sign of the Authorized Representative, dated October 9, 2013. (English translation)

6	American Depositary Share Purchase Agreement, dated as of March 28, 2014, by and between Little Oak Asset Management, LLC and MetLife Chile Acquisition Co. S.A.

7	American Depositary Share Purchase Agreement, dated as of March 31, 2014, by and between CIBC World Markets Inc. and MetLife Chile Acquisition Co. S.A.

8	American Depositary Share Purchase Agreement, dated as of May 16, 2014, by and between Rangeley Capital Partners, L.P. and MetLife Chile Acquisition Co. S.A.

9	American Depositary Share Purchase Agreement, dated as of August 22, 2014, by and between Rangeley Capital Partners, L.P. and MetLife Chile Acquisition Co. S.A.

10	Resolution of the Board of Directors of MetLife Chile Acquisition Co. S.A. evidencing authority to sign of the Authorized Representative, dated August 26, 2014. (English translation)

11	Resolution of the Board of Directors of Inversiones Previsionales S.A. evidencing authority to sign of the Authorized Representative, dated August 26, 2014. (English translation)

12	American Depositary Share Purchase Agreement, dated as of September 26, 2014, by and between CIBC World Markets Inc. and MetLife Chile Acquisition Co. S.A.*†

13	American Depositary Share Purchase Agreement, dated as of September 26, 2014, by and between Rangeley Capital Partners, LLC and MetLife Chile Acquisition Co. S.A.*†

14	American Depositary Share Purchase Agreement, dated as of September 26, 2014, by and between Andrew Lichtenstein, Inc. and MetLife Chile Acquisition Co. S.A.*†

15	Merger Agreement of Administradora de Fondos de Pensiones ProVida S.A. into MetLife Chile Acquisition Co. S.A., dated as of November 14, 2014, by and among MetLife Chile Acquisition Co. S.A., Inversiones MetLife Holdco Dos Limitada, Inversiones MetLife Holdco Tres Limitada and MetLife Chile Inversiones Limitada. (English translation)*†

*	Filed herewith.
†	Schedules have been omitted. MetLife hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF METLIFE

The following table sets forth the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of MetLife. Each such person is a citizen of the United States of America, with the exception of John C.R. Hele, Franciscus Hijkoop, Michel Khalaf and Christopher G. Townsend, who are citizens, respectively, of Canada, the Netherlands, the Republic of Lebanon and the United Kingdom of Great Britain and Northern Ireland.

Name of Director or Executive	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Employment

Steven A. Kandarian	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Chairman of the Board, Chief Executive Officer and President	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Ricardo A. Anzaldua	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President and General Counsel	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Steven J. Goulart	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President and Chief Investment Officer	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

John C.R. Hele	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President and Chief Financial Officer	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Franciscus Hijkoop	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President and Chief Human Resources Officer	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Michel Khalaf	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	President, EMEA	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Martin J. Lippert	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President and Head of Global Technology and Operations	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Maria R. Morris	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President, Global Employee Benefits	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Christopher G. Townsend	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	President, Asia	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

William J. Wheeler	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	President, Americas	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Cheryl W. Grisé	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Retired	N/A

Carlos M. Gutierrez	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Co-Chair, Albright Stonebridge Group	Albright Stonebridge Group 555 Thirteenth Street, NW, Suite 300 West Washington, DC 2000

R. Glenn Hubbard	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Dean and Russell L. Carson Professor of Economics and Finance, Graduate School of Business, Columbia University	Graduate School of Business Columbia University 3022 Broadway Uris Hall, Room 101 New York, NY 10027

John M. Keane	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	President, GSI, LLC	GSI, LLC 2200 Wilson Blvd. Ste. 102-542 Arlington, VA 22201

Alfred F. Kelly, Jr.	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Former Chairman of the Board, President and Chief Executive Officer, NY/NJ Super Bowl Host Company	N/A

William E. Kennard	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Former Senior Advisor, Grain Management, LLC	N/A

James M. Kilts	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Partner, Centerview Capital	Centerview Capital 3 Greenwich Office Park, 2nd floor Greenwich, CT 06831

Catherine R. Kinney	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Retired	N/A

Denise M. Morrison	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	President and Chief Executive Officer, Campbell Soup Company	Campbell Soup Company 1 Campbell Place Camden, NJ 08103-1701

Kenton J. Sicchitano	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Retired	N/A

Lulu C. Wang	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Chief Executive Officer, Tupelo Capital Management LLC	Tupelo Capital Management LLC 340 Madison Avenue, 19th floor New York, NY 10173

SCHEDULE II

DIRECTORS AND OFFICERS OF PURCHASER

The following table sets forth the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of Purchaser. Each such person is a citizen of Chile, with the exception of Randal W. Haase, who is a citizen of the United States.

Name of Director or Executive	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Employment

Randal W. Haase	1095 Avenue of the Americas New York, New York 10036	Vice President - New Business Development	MetLife, Inc. 1095 Avenue of the Americas New York, New York 10036

Ronald Michael Mayne–Nicholls Secul	Agustinas 640, piso 22, Santiago, Región Metropolitana, Chile	Latin American Marketing Officer	MetLife Chile Seguros de Vida S.A. Agustinas 640, piso 22, Santiago, Región Metropolitana, Chile

Pablo Iacobelli del Rio	Isidora Goyenechea 2800, piso 43 Las Condes, Santiago, Chile	Partner	Carey y Cía. Ltda. Isidora Goyenechea 2800, piso 43 Las Condes, Santiago, Chile